EXHIBIT 2

FOR IMMEDIATE RELEASE	21 May 2012

WPP PLC (“WPP”)

Ogilvy & Mather to acquire a stake in Today Advertising in Myanmar

WPP announces that its wholly-owned operating company, Ogilvy & Mather, the global marketing communications group, has entered into an agreement to acquire a stake in Today Advertising, a leading advertising agency in Myanmar. Based in Yangon, Today Advertising employs 60 people.

This investment continues WPP’s strategy of developing its services in fast-growing and important markets and sectors and brings the total number of countries in which the Group operates to 108. WPP’s businesses in the Asia Pacific region now generate revenues of over US$4 billion (including associates) and employ approximately 42,000 people, contributing to Group revenues of over US$16 billion (including associates) and total employees of over 158,000.

Contact:

Feona McEwan,

WPP

+44 (0)207 408 2204